PE 12-31-01

02027691

APR 2 6

Rivoli BanCorp, Inc.

ANNUAL REPORT

2001

Rivoli BanCorp, Inc.

Rivoli BanCorp, Inc. (the "Company") was incorporated in Georgia in February 2001 to act as the holding company for Rivoli Bank & Trust, a Georgia state-chartered commercial bank (the "Bank"). Effective January 1, 2002, following receipt of regulatory and shareholder approval, the Bank reorganized into a one-bank holding company structure, becoming a wholly owned subsidiary of the Company.

The Bank is a full service commercial bank, without trust powers, providing an assortment of banking services to residents and businesses of Bibb County, Georgia. The Bank commenced operations in June 1997 from its banking facility located on Zubulon Road in Macon, Georgia. In June 1998, the Bank opened a new banking office in downtown Macon. The Bank offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, the Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit, automatic teller services and Internet banking.

The holding company structure was adopted as a mechanism to enhance the Bank's ability to serve its customers' requirements for financial services. The Company provides flexibility for expansion of the banking business through the acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws. For example, banking regulations require that the Bank maintain a minimum ratio of capital to assets. In the event that the Bank's growth is such that this minimum ratio is not maintained, the Company may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of the Bank, or raise capital otherwise in a manner which is unavailable to the Bank under existing banking regulations.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Management has endeavored in its communications, its Form 10-KSB and in this Annual Report to highlight the trends and factors that might have an impact on the Company and the industry in which the Company competes. Any "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 2002 and beyond to differ materially from those expressed or implied in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Rivoli Bank & Trust

515 Mulberry Street
Macon, GA 31201
478-742-5040
Fax: 478-750-7790

P.O. Box 1936 Macon, GA 31202-1936

ibank@rivolibank.com

5980 Zebulon Road
Macon, GA 31210
478-475-5200
Fax: 478-475-9022

April 25, 2002

Dear Shareholder:

We are pleased to report our 2001 earnings and performance to you. Year-end profit was $801,000, or $1.02 per share on a fully diluted basis. That's an increase in earnings of 140% over 2000, and happened in a year of unprecedented rate cuts by the Federal Reserve Board and the tragic events of September 11. Growth continued to be strong for the bank; assets grew by 43.7%. We're happy to report that credit quality is good, and our Loan Loss Reserve stands at 1.50% of total loans.

In 2001, you approved the formation of a bank holding company. We received regulatory approval in late 2001 and concluded that transaction on January 1, 2002. You now own stock in Rivoli BanCorp, Inc., which in turn owns Rivoli Bank & Trust. This move will better enable the future growth of our company.

Our growth has allowed us to challenge and develop our employees. Many have had new opportunities presented to them and have accepted and thrived in expanded roles in our company. We want to thank all our employees for what they do every day in making us a top customer service company in middle Georgia. Deserving special mention is our promotion of Mel Jamison to Executive Vice President in December, 2001. Mel has been an instrumental part of our success and this recognition is a reflection of his contribution.

As always, we thank you for your support and encourage you to call on us for all your banking needs.

Sincerely,

F. Tredway Shurling
Chairman of the Board

J. Patrick McGoldrick
President and Chief Executive Officer

Market for the Company's Common Stock and Related Security Holder Matters

The Company's common stock is not listed on any exchange or with the Nasdaq Stock Market. While there is no established public market for the common stock, transactions resulting from private negotiations occur from time to time. As of April 15, 2002, there were approximately 700 record holders of the Company's common stock.

To date, neither the Company nor the Bank has paid any cash dividends on its common stock. It is the current policy of the Board of Directors of the Company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

The Bank's ability to pay dividends depends upon the earnings and financial condition of the Bank and certain legal requirements. The Bank may pay dividends provided that the payment is not prohibited by its Articles of Incorporation and will not render the Bank insolvent. In addition, the Georgia Financial Institutions Code and the regulations promulgated thereunder by the Georgia Banking Department further provide (a) that dividends of cash or property may be paid only out of the Bank's retained earnings; (b) that dividends may not be paid if the Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the Bank's capital stock, and (c) that dividends may not be paid without prior approval of the Georgia Department if (i) the Bank's total classified assets at its most recent examination exceed 80% of equity capital, (ii) the aggregate amount of dividends to be declared exceeds 50% of the Bank's net profits after taxes but before dividends for the previous calendar year, or (iii) the ratio of the Bank's equity capital to adjusted assets is less than 6%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Bank and should be read in conjunction with the financial statements included elsewhere in this Annual Report.

Prior to the reorganization of the Bank into a holding company structure, which was effective January 1, 2002, the Company did not conduct any operations and had only a nominal amount of assets. Accordingly, the discussion below of the financial condition and results of operations prior to January 1, 2002 pertains solely to the Bank.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the years ended December 31, 2001 and 2000, net income amounted to $800,504 and $333,257, respectively. For the years ended December 31, 2001 and 2000, basic income per share amounted to $1.06 and $0.44, respectively, and diluted income per share amounted to $1.02 and $0.42, respectively. During 2001 and 2000, there were outstanding stock options that were dilutive, thus necessitating the disclosure of basic and diluted income per share. The significant increase in the Bank's earnings for 2001 compared to 2000 is primarily due to the following:

a. Average earning assets increased from $72.4 million at December 31, 2000 to $105.6 million at December 31, 2001, representing an increase of $33.2 million, or 45.9%. Below are the various components of average earning assets for the periods indicated:

	Year Ended December 31,	
	2001	2000
	(In thousands)	
Federal funds sold	$6,956	$3,386
Securities	19,186	14,187
Net loans	79,475	54,813
Total earning assets	$105,617	$72,386

b. Primarily as a consequence of the increase in earning assets, net interest income increased from $3,343,312 for the year ended December 31, 2000 to $4,360,314 for the year ended December 31, 2001.

Below are the various components of interest income and expense, as well as their yield/costs for the periods indicated:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Interest Income/ Expense	Yield/ Cost	Interest Income/ Expense	Yield/ Cost
	(Dollars in thousands)			
Interest income:				
Federal funds sold	$317	4.55%	$225	6.63%
Securities	1,148	6.02%	902	6.36%
Loans, net	7,128	8.97%	5,666	10.34%
Total	$8,593	8.14%	$6,793	9.38%
Interest expense:				
NOW and money market deposits	$1,471	3.25%	$1,665	4.98%
Savings deposits	19	2.39%	12	2.45%
Time deposits	2,191	6.17%	1,526	6.21%
Federal funds and repurchase agreements	1	6.40%	12	5.40%
FHLB borrowings	550	5.52%	235	6.02%
Total	$4,232	4.62%	$3,450	5.51%
Net interest income	$4,361		$3,1343	
Net yield on earning assets		4.13%		4.62%

c. While non-interest income remained relatively constant as a percentage of average assets, increasing from 0.69% during 2000 to 0.70% during 2001, non-interest expense declined significantly as a percentage of assets, from 3.96% during 2000 to 3.11% during 2001. Non-interest income increased 51.1%, from $554,071 during 2000 to $837,239 during 2001. This increase was due primarily to an increase in rental income and increases in service fees on deposit accounts. Non-interest expense increased 12.9%, from 3,162,826 during 2000 to 3,571,449 during 2001. The primary reason non-interest expenses increased at a slower rate than non-interest income is management's ability to control operating costs in a declining-rate environment.

d. The positive factors described above were offset somewhat by the decline in the general level of interest rates during 2001. The yield on earning assets declined from 9.38% in 2000 to 8.14% in 2001, while the average cost of funds declined from 5.51% in 2000 to 4.62% in 2001. Because the decline in the yield on earning assets (124 basis points) outpaced the decline in the cost of funds (89 basis points), the net yield on earning assets declined from 4.62% in 2000 to 4.13% in 2001.

Net Interest Income

The Bank's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Bank, the ability to generate net interest income is dependent upon the Bank's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

The Bank's net interest income for 2001 was $4,360,214 as compared to $3,343,312 for 2000. Average yield on earning assets was 8.14% and 9.38% for the years ended December 31, 2001 and 2000, respectively. The average cost of funds for 2001 declined to 4.62% from the 2000 cost of 5.51%. Net interest yield is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. Net interest yield for the years ended December 31, 2001 and 2000 amounted to 4.13% and 4.62%, respectively. Net interest income for 2001 as compared to 2000 increased by $1,017,002, primarily due to the increase in average earning assets from $72,386,089 in 2000 to $105,617,132 in 2001.

Non-Interest Income

Non-interest income for the years ended December 31, 2001 and 2000 amounted to $837,239 and $553,071, respectively. As a percentage of average assets, non-interest income increased from 0.69% in 2000 to 0.70% in 2001. The $284,168 increase is primarily due to higher service fees on deposit accounts (because of the growth in transactional accounts) and to a higher rental income from the Bank building, which became fully occupied during 2001.

The following table summarizes the major components of non-interest income for the periods therein indicated:

	Year ended December 31,	
	2001	2000
Gain on sale of securities	$20,300	$ —
Service fees on deposit accounts	470,236	285,765
Rental income	257,434	183,849
Miscellaneous, other	89,269	83,457
Total non-interest income	$837,239	$553,071

Non-Interest Expense

Non-interest expense increased from $3,162,826 in 2000 to $3,571,449 in 2001. As a percentage of total average assets, non-interest expense declined from 3.96% in 2000 to 3.11% in 2001. Below are the components of non-interest expense for the 2001 and 2000 fiscal years.

	Year ended December 31,	
	2001	2000
Salaries and other personnel benefits	$1,694,893	$1,353,871
Data processing charges	369,196	359,024
Professional fees	200,094	238,945
Postage and telephone	96,808	80,599
Supplies and printing	93,481	104,648
Taxes and insurance	126,113	106,880
Advertising and public relations	151,297	162,443
Depreciation and amortization	264,437	260,098
Utilities and maintenance	193,929	181,046
Other expenses	381,201	315,272
Total non-interest expense	$3,571,449	$3,162,826

Provision for Loan Losses

During 2001, the allowance for loan losses grew from $970,619 to $1,305,459. The allowance for loan losses as a percentage of gross loans increased from 1.31% at December 31, 2000 to 1.52% at December 31, 2001. As of December 31, 2001, management considers the allowance for loan losses to be adequate to absorb possible future losses. However, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Liquidity and Interest Rate Sensitivity

Net interest income, the Bank's primary component of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Bank's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2001 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within three months	After three months but within six months	After six months but within one year	After one year but within five years	After five years	Total
			(In thousands)			
EARNING ASSETS:						
Loans	41,761	4,098	6,791	32,235	1,080	85,965
Available-for-sale securities	—	—	518	10,890	11,062	22,470
Federal funds sold	2,861	—	—	—	—	2,861
Total earning assets	44,622	4,098	7,309	43,125	12,142	111,296
SUPPORTING SOURCES OF FUNDS:						
Interest bearing demand deposits and savings	51,737	—	—	—	—	51,737
Certificates of deposit	12,107	5,769	9,485	4,813	—	32,174
FHLB borrowings	—	—	—	—	10,000	10,000
Total interest bearing liabilities	63,840	5,769	9,485	4,813	10,000	93,911
Interest rate sensitivity gap	(19,222)	(1,671)	(2,175)	38,312	2,142	17,385
Cumulative gap	(19,222)	(20,893)	(23,069	15,243	17,385	17,385
Interest rate sensitivity gap ratio	0.70	0.71	0.77	8.96	1.21	1.21
Cumulative interest rate sensitivity gap ratio	0.70	0.70	0.71	1.18	1.19	1.21

As evidenced by the table above, the Bank is liability sensitive from zero to one year and asset sensitive thereafter. In a declining interest rate environment, a liability sensitive position (a gap ratio of less than 1.0) is generally more advantageous since liabilities are repriced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position (a gap ratio over 1.0) is generally more advantageous as earning assets are repriced sooner than the liabilities. With respect to the Bank, declining interest rates will increase income for approximately one year and reduce income thereafter. Conversely, an increase in interest rates will reduce income for approximately one year and increase income thereafter. This, however, assumes that all other factors affecting income remain constant.

As the Bank continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements. Interest rate risk will, nonetheless, fall within previously adopted policy parameters to contain any risk.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Bank's primary source of liquidity is its ability to maintain and increase deposits. Deposits grew by $16.3 million in 2001. In addition, during calendar year 2001 the Bank was able to borrow an additional $5.0 million for ten years from the Federal Home Loan Bank. Below are the pertinent liquidity balances and ratios at December 31, 2001 and 2000.

	December 31, 2001	December 31, 2000
Cash and cash equivalents	$7,662,347	$6,338,635
Securities	22,470,156	15,116,247
CDs over $100,000 to total deposits ratio	6.4%	7.2%
Loans to deposit ratio	84.5%	87.0%
Brokered deposits	—	—

Large denomination certificates of deposit ("CDs") during 2001 increased by approximately $0.3 million, and reliance on large denomination CDs to fund normal banking operations has declined slightly relative to other sources of funds. At December 31, 2001 and 2000, large denomination CDs accounted for 6.4% and 7.2% of total deposits, respectively. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on the Bank's liquidity. Management believes that since a majority of the above CDs were obtained from Bank customers residing in Bibb County, Georgia, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Bibb County, as outside depositors are believed to be more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2001, cash and cash equivalents amounted to $7.7 million, representing 6.4% of total assets.

Securities, particularly securities available for sale, provide a secondary source of liquidity. Approximately $0.5 million of the $22.5 million of the Bank's securities portfolio is scheduled to mature during 2002. Additionally, several securities have call dates prior to their maturity dates and others are reducing principal on a monthly basis, thus enhancing the Bank's liquidity posture.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2001, the Bank had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the Bank's liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy

The various federal bank regulators, including the FDIC, have two primary measures of capital adequacy for banks: (i) risk-based capital guidelines; and (ii) the leverage ratio. These standards define capital and establish minimum capital standards in relation to the degree of risk perceived in an institution's assets and off-balance sheet items. Capital is divided into two tiers. For banks, Tier 1 or "core" capital consists of common shareholders' equity, qualifying non-cumulative perpetual preferred stock and related surplus, and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, certain other intangible assets and certain deferred tax assets. Tier 2 capital consists of the allowance for loan and lease losses, cumulative perpetual preferred stock, long-term preferred stock, perpetual preferred stock where the dividend is reset periodically based on the bank's current credit standing, hybrid capital instruments, term subordinated debt, intermediate term preferred stock, and certain net unrealized holding gains on securities.

At December 31, 1994, a risk-based capital measure and minimum ratio standards were fully phased in, with a minimum total capital ratio of 8.0% and Tier 1 capital equal to at least 50% of total capital. The FDIC also has a minimum leverage ratio of Tier 1 capital to total assets of 3.0%.

The FDIC has emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating system for banks. All other banks are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations anticipating or experiencing significant internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

At December 31, 2001, the Bank's Tier 1 (to risk-weighted assets) capital ratio was 8.9%. At December 31, 2001, the Bank's total risk-based capital ratio was 10.2%. These ratios exceed the minimum capital adequacy guidelines imposed by federal regulatory authorities on banks, which are 4.0% for Tier 1 capital and 8.0% for total risk-based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.0% of Tier 1 capital and 10.0% for total risk-based capital.

The Bank does not have any commitments which it believes would reduce its capital to levels inconsistent with the minimum capital adequacy guidelines.

The table below illustrates the Bank's regulatory capital ratios at December 31, 2001:

	December 31, 2001	Minimum regulatory requirement
Tier 1 Capital	8.9%	4.0%
Tier 2 Capital	1.3%	N/A
Total risk-based capital ratio	10.2%	8.0%
Leverage ratio	6.7%	4.0%

Index to Financial Statements

FRANCIS
&Co., CPAs

Report of Independent Accountants

Board of Directors
Rivoli Bank and Trust
Macon, Georgia

We have audited the accompanying balance sheets of Rivoli Bank and Trust (the "Bank") as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivoli Bank and Trust at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles.

Francis & Co., CPAs

Atlanta, Georgia
March 7, 2002

1000 Johnson Ferry Rd. ◦ Bldg. D, Suite 140 ◦ Marietta, GA 30068
Tel: 770 / 579-0999 ◦ Fax: 770 / 579-0494
www.bankcpas.com

RIVOLI BANK AND TRUST
MACON, GEORGIA
Balance Sheets

ASSETS

	As of December 31, 2001	2000
Cash and due from banks	$ 4,801,347	$ 3,388,635
Federal funds sold	2,861,000	2,950,000
Total cash and cash equivalents	$ 7,662,347	$ 6,338,635
Securities:		
Available-for-sale, at fair value	22,470,156	15,116,247
Loans, net	84,659,925	72,960,860
Property and equipment, net	3,863,577	4,034,202
Other assets	1,298,413	1,092,991
Total Assets	$ 119,954,418	$ 99,542,935

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Liabilities:		
Deposits		
Non-interest bearing deposits	$ 16,275,540	$ 12,303,723
Interest bearing deposits	83,911,277	71,601,682
Total deposits	$ 100,186,817	$ 83,905,405
Federal funds purchased	- -	1,700,000
FHLB borrowings	10,000,000	5,000,000
Other liabilities	1,267,561	1,422,178
Total Liabilities	$ 111,454,378	$ 92,027,583
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $5.00 par value, 10.0 million shares authorized; 754,488 (2001) and 754,308 (2000) shares issued and outstanding	$ 3,772,440	$ 3,771,540
Paid-in-capital	3,777,780	3,776,175
Retained earnings/(deficit)	696,365	(104,139)
Accumulated other comprehensive income	253,455	71,776
Total Shareholders' Equity	$ 8,500,040	$ 7,515,352
Total Liabilities and Shareholders' Equity	$ 119,954,418	$ 99,542,935

Refer to notes to the financial statements.

RIVOLI BANK AND TRUST
MACON, GEORGIA
Statements of Income

	Years Ended December 31, 2001	2000	1999
Interest Income			
Interest and fees on loans	$ 7,128,502	$ 5,666,484	$ 3,627,898
Interest on investment securities	1,147,707	902,177	665,431
Interest on federal funds sold	316,562	224,601	176,154
Total interest income	$ 8,592,771	$ 6,793,262	$ 4,469,483
Interest Expense			
Interest on deposits and borrowings	4,232,457	3,449,950	2,077,263
Net interest income	$ 4,360,314	$ 3,343,312	$ 2,392,220
Provision for possible loan losses	385,000	365,000	300,000
Net interest income after provision for possible loan losses	$ 3,975,314	$ 2,978,312	$ 2,092,220
Other Income:			
Gain on sale of securities	$ 20,300	$ - -	$ - -
Service fees on deposit accounts	470,236	285,765	236,302
Rental income	257,434	183,849	153,040
Miscellaneous, other	89,269	83,457	68,044
Total other income	$ 837,239	$ 553,071	$ 457,386
Other Expenses:			
Salaries and benefits	$ 1,694,893	$ 1,353,871	$ 985,038
Data processing and ATM	369,196	359,024	152,017
Advertising & public relations	151,297	162,443	198,657
Depreciation & amortization	264,437	260,098	207,388
Professional fees	200,094	238,945	121,411
Utilities & maintenance	193,929	181,046	128,931
Other operating expenses	697,603	607,399	430,638
Total other expenses	$ 3,571,449	$ 3,162,826	$ 2,224,080
Income before income taxes	$ 1,241,104	$ 368,557	$ 325,526
Income taxes	440,600	35,300	- -
Net income	$ 800,504	$ 333,257	$ 325,526
Basic earnings per share	$ 1.06	$ .44	$ .43
Diluted earnings per share	$ 1.02	$ .42	$ .42

Refer to notes to the financial statements.

RIVOLI BANK AND TRUST
MACON, GEORGIA
Statements of Changes in Shareholders' Equity
for the years ended December 31, 1999, 2000 and 2001

	Number of Shares	Common Stock	Paid-in-Capital	Retained (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, December 31, 1998	739,220	$ 3,696,100	$ 3,662,832	$ (578,122)	$ 17,571	$ 6,798,381
Comprehensive income:						
Net income, 1999	- -	- -	- -	325,526	- -	325,526
Unrealized loss, securities	- -	- -	- -	- -	(245,464)	(245,464)
Total comprehensive income	- -	- -	- -	325,526	(245,464)	80,062
Stock dividend (2%)	14,784	73,920	110,880	(184,800)	- -	- -
Balance, December 31, 1999	754,004	$ 3,770,020	$ 3,773,712	$ (437,396)	$ (227,893)	$ 6,878,443
Comprehensive income:						
Net income, 2000	- -	- -	- -	333,257	- -	333,257
Unrealized gain, securities	- -	- -	- -	- -	299,669	299,669
Total comprehensive income	- -	- -	- -	333,257	299,669	632,926
Exercise of stock options	304	1,520	2,463	- -	- -	3,983
Balance, December 31, 2000	754,308	$ 3,771,540	$ 3,776,175	$ (104,139)	$ 71,776	$ 7,515,352
Comprehensive income:						
Net income, 2001	- -	- -	- -	800,504	- -	800,504
Unrealized gain, securities	- -	- -	- -	- -	181,679	181,679
Total comprehensive income	- -	- -	- -	800,504	181,679	982,183
Exercise of stock options	180	900	1,605	- -	- -	2,505
Balance, December 31, 2001	754,488	$ 3,772,440	$ 3,777,780	$ 696,365	$ 253,455	$ 8,500,040

Refer to notes to the financial statements.

RIVOLI BANK AND TRUST
MACON, GEORGIA
Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 800,504	$ 333,257	$ 325,526
Adjustments to reconcile net income to net cash provided by operating activities:			
Provisions for loan losses	385,000	365,000	300,000
Depreciation	264,437	226,912	193,892
Net amortization of premiums on securities	41,783	(13,817)	64,665
(Gain) on sale of securities	(20,300)	- -	- -
(Increase) in receivables and other assets	(205,422)	(326,255)	(316,897)
(Decrease) in payables and other liabilities	(154,617)	783,230	335,146
Net cash provided by operating activities	$ 1,111,385	$ 1,368,327	$ 902,332
Cash flows from investing activities:			
Proceeds from sale of securities	$ 2,557,188	$ - -	$ - -
Paydown calls and maturing securities	9,509,099	2,520,529	2,391,902
Purchase of securities	(19,260,000)	(4,870,368)	(4,045,751)
(Increase) in loans, net	(12,084,065)	(30,534,813)	(15,698,291)
Purchase of premises and equipment	(93,812)	(566,086)	(204,923)
Net cash used in investing activities	$ (19,371,590)	$ (33,450,738)	$(17,557,063)
Cash flows from financing activities:			
Exercise of options	$ 2,505	$ 3,983	$ - -
Increase in deposits	16,281,412	25,026,648	18,142,501
Increase in borrowings	3,300,000	6,700,000	- -
Net cash provided by financing activities	$ 19,583,917	$ 31,730,631	$ 18,142,501
Net increase in cash and cash equivalents	$ 1,323,712	$ (351,780)	$ 1,487,770
Cash and cash equivalents, beginning of period	6,338,635	6,690,415	5,202,645
Cash and cash equivalents, end of year	$ 7,662,347	$ 6,338,635	$ 6,690,415

Supplemental Information:

Income taxes paid	$ 542,163	$ 108,475	$ - -
Interest paid	$ 4,161,777	$ 3,070,476	$ 1,841,267

Refer to notes to the financial statements.

RIVOLI BANK AND TRUST
MACON, GEORGIA
Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Organization of the Business

Rivoli Bank and Trust, Macon, Georgia, was incorporated on September 17, 1996 to provide a full range of banking services, such as deposit and loan products, to residents and businesses of Bibb County, Georgia. Subject to certain limitations imposed by the Federal Deposit Insurance Corporation (the "FDIC"), Bank deposits are each insured up to $100,000 by the FDIC. The Bank commenced operations on June 12, 1997, and as of December 31, 2001 it had two banking facilities in Macon, Bibb County, Georgia.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting. The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices in the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosure proceedings.

Reclassification. Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on net income or shareholders' equity.

Cash and Due from Banks. The Bank maintains deposit relationships with other banks which deposits amounts, at times, may exceed federally insured limits. The Bank has never experienced any material losses from such deposit relationships.

Investment Securities. Investment securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Investment securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Investment securities not classified either as securities held-to-maturity or trading securities are classified as available-for-sale and reported at fair value; net unrealized gains or losses (net of related taxes) are excluded from earnings and are reported as accumulated other comprehensive income/(loss) within shareholders' equity. The classification of investment securities as held-to-maturity, trading or available-for-sale is determined at the date of purchase.

Realized gains and losses from sales of investment securities are determined based upon the specific identification method. Premiums and discounts are recognized in interest income using the level-yield method over the period to maturity.

Management periodically evaluates investment securities for other than temporary declines in value and records losses, if any, through an adjustment to earnings.

Loans, Interest and Fee Income on Loans. Loans are reported at their outstanding principal balance adjusted for charge-off, unearned discount, unamortized loan fees and the allowance for possible loan losses. Interest income is recognized over the term of the loan based on the principal amount outstanding. Non-refundable loan fees are taken into income to the extent they represent the direct cost of initiating a loan; the amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Accrual of interest on loans is discontinued either when (i) reasonable doubt exists as to the full or timely collection of interest or principal or when (ii) a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Impaired loans are: (i) non-performing loans that have been placed on nonaccrual status; and (ii) loans which are performing according to all contractual terms of the loan agreement, but may have substantive indication of potential credit weakness. Accounting standards require impaired loans to be measured based on: (a) the present value of expected future cash flows discounted at the loan's original effective interest rate; or (b) the loan's observable market price; or (c) the fair value of the collateral if the loan is collateral dependent.

Allowance for Loan Losses. The allowance for loan losses (the "Allowance") represents management's estimate of probable losses inherent in the loan portfolio. The Allowance is established through provisions charged to operations. Loans deemed to be uncollectible are charged against the Allowance, and subsequent recoveries, if any, are credited to the Allowance. The adequacy of the Allowance is based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, adequacy of underlying collateral, changes in the nature and volume of the loan portfolio, review of specific problem loans, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. The evaluation for the adequacy of the Allowance is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's Allowance. Such agencies may require the Bank to recognize additions to the Allowance based on their judgments about information available to them at the time of their examination.

<u>Property and Equipment.</u> Building, furniture, and equipment are stated at cost, net of accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

<u>Other Real Estate.</u> Other real estate represents property acquired through foreclosure proceedings. Other real estate is carried at the lower of: (i) cost; or (ii) fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on the sale of the property and any subsequent adjustments to reflect changes in fair value of the property are reflected in the income statement. Recoverable costs relating to the development and improvement of the property are capitalized whereas routine holding costs are charged to expense.

<u>Income Taxes.</u> Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred tax assets and liabilities are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased or sold for one day periods.

Stock Options. There are two major accounting standards that address the accounting for stock options/warrants. Entities are allowed to freely choose between the two distinct standards. The first standard, APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") measures stock options/warrants by the intrinsic value method. Under the above method, if the exercise price is the same or above the quoted market price at the date of grant, no compensation expense is recognized. The second standard, SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), may recognize a compensation expense even in cases where the exercise price is the same or above the quoted market price. SFAS 123 takes into account the time value of the options/warrants; that is, the value of being able to defer a decision on whether or not to exercise the option/warrants until the expiration date. The Bank follows the accounting standards of APB 25. Had the Bank followed the accounting standards of SFAS 123, net income for the years ended December 31, 2001, 2000 and 1999 would have been reduced by $46,162, $45,164 and $37,094, respectively. On a per share basis, basic and diluted earnings per share would each have been reduced by $.06 for each of the calendar years 2001 and 2000. For the year ended December 31, 1999, basic and diluted earnings per share would each have been reduced by $.05.

Earnings Per Share ("EPS"). The Bank adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting EPS. Because the Bank has a complex capital structure, it is required to report: (i) basic EPS; and (ii) diluted EPS. Basic EPS is defined as the amount of earnings available to each share of common stock outstanding during the reporting period. Diluted EPS is defined as the amount of earnings available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common stock for all dilutive potential common stock outstanding during the reporting period.

The following is a reconciliation of net income (the numerator) and the weighted average shares outstanding (the denominator) used in determining basic and diluted EPS for each of the following periods:

RIVOLI BANK AND TRUST
MACON, GEORGIA
Notes to Financial Statements
December 31, 2001 and 2000

	Year Ended December 31, 2001			
	Basic EPS		Diluted EPS	
	Numerator	Denominator	Numerator	Denominator
Net income	$ 800,504		$ 800,504	
Weighted average shares		754,488		754,488
Dilutive options				31,329
Totals	$ 800,504	754,488	$ 800,504	785,817
EPS	$1.06		$1.02	

	Year Ended December 31, 2000			
	Basic EPS		Diluted EPS	
	Numerator	Denominator	Numerator	Denominator
Net income	$ 333,257		$ 333,257	
Weighted average shares		754,080		754,080
Dilutive options				30,162
Totals	$ 333,257	754,080	$ 333,257	784,242
EPS	$.44		$.42	

	Year Ended December 31, 1999			
	Basic EPS		Diluted EPS	
	Numerator	Denominator	Numerator	Denominator
Net income	$ 325,526		$ 325,526	
Weighted average shares		754,004		754,004
Dilutive options				25,995
Totals	$ 325,526	754,004	$ 325,526	779,999
EPS	$.43		$.42	

Recent Accounting Pronouncements. Statement of Financial Accounting Standards No. 141, "Business Combinations", ("FASB 141") addresses financial accounting and reporting for business combinations and supersedes both APB Opinion No. 16, "Business Combinations", and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of FASB 141 are to be accounted for using one method – the purchase method. The provisions of FASB 141 apply to all business combinations initiated after June 30, 2001. The adoption of FASB 141 is not expected to have a material impact on the financial position or results of operations of the Bank.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("FASB 142") addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". FASB 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. FASB 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. FASB 142 is effective for fiscal years beginning after December 15, 2001. The adoption of FASB 142 is not expected to have a material impact on the financial position or results of operations of the Bank.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", ("FASB 143") addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FASB 143 applies to all entities. FASB 143 also applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. FASB 143 amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". FASB 143 is effective for fiscal years beginning after December 15, 2002. The adoption of FASB 143 is not expected to have a material impact on the financial position or results of operations of the Bank.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("FASB 144") addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FASB 144 supersedes both FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operation – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a Segment of a business (as previously defined in that opinion). FASB 144 also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely temporary. The provisions of FASB 144 are required to be applied with fiscal years beginning after December 15, 2001. Adoption of FASB 144 is not expected to have a material impact on the financial position or results of operations of the Bank.

RIVOLI BANK AND TRUST
MACON, GEORGIA
Notes to Financial Statements
December 31, 2001 and 2000

Note 3 - Federal Funds Sold

The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. At December 31, 2001 and 2000, the Bank sold $2,861,000 and $2,950,000, respectively, to other banks through the federal funds market.

Note 4 - Securities Available-for-Sale

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2001 follow:

Description	Amortized Costs	Unrealized Gains	Unrealized Losses	Gross Estimated Market Values
U.S. Agency securities	$ 11,705,824	$ 454,233	$ - -	$ 12,160,057
Mortgage pools	6,354,049	19,453	(36,604)	6,336,898
Municipal securities	2,997,951	- -	(54,100)	2,943,851
Equity securities	522,402	6,948	- -	529,350
FHLB stock	500,000	- -	- -	500,000
Total securities	$ 22,080,226	$ 480,634	$ (90,704)	$ 22,470,156

Banks that are members of the Federal Home Loan Bank are required to hold FHLB stock. Since no ready market exists for FHLB stock, it is reported at cost.

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2000 follow:

Description	Amortized Costs	Unrealized Gains	Unrealized Losses	Gross Estimated Market Values
U.S. Agency securities	$ 13,005,258	$ 181,731	$ (43,511)	$ 13,143,478
Mortgage pools	1,147,362	- -	(18,593)	1,128,769
CDs at other banks	594,000	- -	- -	594,000
FHLB stock	250,000	- -	- -	250,000
Total securities	$ 14,996,620	$ 181,731	$ (62,104)	$ 15,116,247

The amortized costs and estimated market values of securities available-for-sale at December 31, 2001, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Costs	Estimated Market Values
Due in one year or less	$ 498,901	$ 517,500
Due one through five years	10,473,440	10,889,686
Due five through ten years	3,727,687	3,754,844
Due over ten years	6,880,198	6,808,126
No maturity	500,000	500,000
Total securities	$ 22,080,226	$ 22,470,156

During calendar year 2001, proceeds from the sale of securities amounted to $2,557,188. The Bank recognized a $20,300 gain from the sale of those securities. No security was sold during the calendar years 2000 and 1999.

As of December 31, 2001 and 2000, securities with par values of $11,100,000 and $5,910,000, respectively, were pledged as collateral to secure public funds, repurchase agreements, and for other purposes required or permitted by law.

Note 5 - Loans

The composition of net loans by major loan category, as of December 31, 2001 and 2000 follows:

	December 31, 2001	December 31, 2000
Commercial, financial, agricultural	$ 39,818,315	$ 40,028,690
Real estate – construction	15,386,635	10,819,433
Real estate – mortgage	22,238,395	15,394,957
Installment	8,522,039	7,688,399
Loans, gross	$ 85,965,384	$ 73,931,479
Deduct:		
Allowance for loan losses	(1,305,459)	(970,619)
Loans, net	$ 84,659,925	$ 72,960,860

The Bank considers impaired loans to include all restructured loans, loans on which the accrual of interest had been discontinued and all other loans which are performing according to the loan agreement, but may have substantive indication of potential credit weakness. At December 31, 2001 and 2000, the total recorded investment in impaired loans, all of which had allowances determined in accordance with FASB Statements No. 114 and No. 118, amounted to approximately $2,792,104 and $1,017,154, respectively. The average recorded investment in impaired loans amounted to approximately $1,811,360 and $1,266,411 for the years ended December 31, 2001 and 2000, respectively. The allowance for loan losses related to impaired loans amounted to approximately $258,000 and $126,000 at December 31, 2001 and 2000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2001 and 2000 amounted to $158,254 and $97,312, respectively. The amount of interest recognized on impaired loans using the cash method of accounting was not material for the years ended December 31, 2001 and 2000. The Bank has no commitments to lend additional funds to borrowers whose loans have been modified.

Note 6 - Allowance for Possible Loan Losses

The allowance for possible loan losses is a valuation reserve available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Individual consumer loans are predominantly undersecured, and the allowance for possible losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real-estate, receivables, inventory, machinery, equipment, or financial instruments. The amount of collateral obtained is based upon management's evaluation of the borrower.

RIVOLI BANK AND TRUST
MACON, GEORGIA
Notes to Financial Statements
December 31, 2001 and 2000

Activity within the allowance for loan losses account for the years ended December 31, 2001, 2000 and 1999 follows:

	December 31, 2001	December 31, 2000	December 31, 1999
Balance, beginning of year	$ 970,619	$ 691,584	$ 457,898
Add: Provision for loan losses	385,000	365,000	300,000
Add: Recoveries of previously charged off amounts	35,503	6,871	931
Total	$ 1,391,122	$1,063,455	$ 758,829
Deduct: Amount charged-off	(85,663)	(92,836)	(67,245)
Balance, end of year	$ 1,305,459	$ 970,619	$ 691,584

Note 7 - Property and Equipment

Building, furniture, and equipment are stated at cost less accumulated depreciation. Land is stated at cost. Components of property and equipment included in the balance sheets at December 31, 2001 and 2000 follow:

	December 31, 2001	December 31, 2000
Land	$ 722,161	$ 722,161
Building	3,029,738	2,913,725
Furniture and equipment	975,266	997,467
Property and equipment, gross	$ 4,727,165	$ 4,633,353
Deduct:		
Accumulated depreciation	(863,588)	(599,151)
Property and equipment, net	$ 3,863,577	$ 4,034,202

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $264,437, $226,912 and $193,893, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture and equipment	3 to 7	Straight-line
Building	39	Straight-line

Note 8 - Commitments and Contingencies

In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future funding requirements. The Bank uses the same credit and collateral policies in making commitments as those it uses in making loans.

At December 31, 2001 and 2000, the Bank had unused loan commitments of approximately $14.2 million and $13.3 million, respectively. Additionally, standby letters of credit of approximately $201,000 and $1,137,000 were outstanding at December 31, 2001 and 2000, respectively. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

The Bank is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Bank.

Please refer to Note 14 concerning stock options earned by directors and employees of the Bank.

Note 9 - Deposits

The following details deposit accounts at December 31, 2001 and 2000:

	December 31,	
	2001	2000
Non-interest bearing deposits	$ 16,275,540	$ 12,303,723
Interest bearing deposits:		
NOW accounts	9,346,041	4,478,491
Money market accounts	41,277,839	36,056,588
Savings	1,113,303	553,009
Time, less than $100,000	25,811,191	24,442,865
Time, $100,000 and over	6,362,903	6,070,729
Total deposits	$ 100,186,817	$ 83,905,405

At December 31, 2001, the scheduled maturities of all certificates of deposit were as follows:

Year Ended December 31,	Amount
2002	$ 27,361,257
2003	4,100,107
2004	544,161
2005	122,708
2006	45,861
Total	$ 32,174,094

Note 10 - FHLB Borrowings

Borrowings from FHLB totaled $10,000,000 and $5,000,000 at December 31, 2001 and 2000, respectively. Below are additional details concerning these borrowings:

	Outstanding Borrowings December 31,			Possible		
	2001	2000	Rate	Interest Adjustment Date	Principal Amortizing	Maturity Date
	$ 5,000,000	$ - -	4.85%	Quarterly	No	1-03-2011
	5,000,000	5,000,000	5.92%	Quarterly	No	3-17-2010
Total	$ 10,000,000	$ 5,000,000				

Borrowings from FHLB are secured by U.S. Agency securities with an aggregate par value of $9,872,100 and $5,500,000 at December 31, 2001 and 2000, respectively. In addition, the above borrowings were also secured by FHLB stock carried on the Bank's balance sheet at $500,000 and $250,000 as of December 31, 2001 and 2000, respectively.

Note 11 - Interest on Deposits and Borrowings

A summary of interest expense for the years ended December 31, 2001, 2000 and 1999 is detailed below:

	December 31,		
	2001	2000	1999
Interest on Now accounts	$ 89,034	$ 64,710	$ 39,748
Interest on money market accounts	1,381,761	1,600,160	1,092,200
Interest on savings accounts	19,239	11,738	7,560
Interest on CDs under $100,000	1,766,859	1,250,786	835,638
Interest on CDs $100,000 and over	424,412	275,570	92,875
Interest on FF purchased and repos	806	11,784	9,242
Interest on FHLB borrowings	550,346	235,202	- -
Total interest expense	$ 4,232,457	$ 3,449,950	$ 2,077,263

Note 12 - Other Operating Expenses

A summary of other operating expenses for the years ended December 31, 2001, 2000 and 1999 follows:

	December 31,		
	2001	2000	1999
Telephone and postage	$ 96,808	$ 80,599	$ 77,540
Supplies and printing	93,481	104,648	70,519
Taxes and insurance	126,113	106,880	86,681
Rental expense	47,801	47,942	48,621
Correspondent charges	54,984	40,265	27,047
Regulatory assessments	47,003	25,377	18,762
All other operating expenses	231,413	201,688	101,468
Total other operating expenses	$ 697,603	$ 607,399	$ 430,638

RIVOLI BANK AND TRUST
MACON, GEORGIA
Notes to Financial Statements
December 31, 2001 and 2000

Note 13 - Income Taxes

As of December 31, 2001, 2000 and 1999, the Bank's provision for income taxes consisted of the following:

	December 31,		
	2001	2000	1999
Current	$ 440,600	$ 210,140	$ 192,614
Deferred	- -	(174,840)	(192,614)
Income tax expense	$ 440,600	$ 35,300	$ - -

The Bank's provision for income taxes differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of federal statutory income taxes to the Bank's actual income tax provision follows for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Income taxes at statutory rate	$ 421,975	$ 125,309	$ 110,679
Change in valuation allowance	- -	(88,847)	(113,161)
Other	18,625	(1,162)	2,482
Income tax expense	$ 440,600	$ 35,300	$ - -

The tax effects of the temporary differences that comprise the net deferred tax asset at December 31, 2001 and 2000 and the net deferred tax liability at December 31, 1999 are presented below:

	2001	2000	1999
Deferred tax assets:			
Allowance for loan losses	$ 389,889	$ 276,043	$ 181,171
Unrealized gain, securities	(136,476)	(47,850)	(117,399)
Deferred liability, depreciation	(3,855)	(18,780)	(9,901)
Valuation reserve	- -	- -	(88,847)
Net deferred tax asset/(liability)	$ 249,558	$ 209,413	$ (34,976)

There was a net change in the valuation allowance during the calendar years 2000 and 1999. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Bank will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2001.

Note 14 - Related Party Transactions

Stock Option Plans. The Bank has a qualified plan and a non-qualified option plan, both approved in the 1998 annual shareholders' meeting. Together, the two plans can award up to 153,000 stock options. Each option, when surrendered with a certain cash consideration, will be converted into one share of the Bank's common stock. During calendar year 2001, 8,700 stock options were granted, 1,500 of which vest over five years and the remaining 7,200 of which vest immediately. During calendar year 2000, 25,850 stock options were granted, 22,350 of which vest over five years and the remaining 3,500 vest immediately. During calendar year 1999, 13,800 stock options were granted, all of which vest over five years. The exercise price of the options granted in 1999, 2000, and 2001 range from $15.16 to $20.00 per option and the expiration date is ten years from the date of grant. During the calendar years 2001, 2000 and 1999, 5,500, 12,341 and 200 stock options, respectively, were forfeited. The following table summarizes the activities within the stock option plans for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Options granted in past years	143,588	117,738	103,938
Options granted this year	8,700	25,850	13,800
Options exercised in previous years	(304)	- -	- -
Options exercised this year	(180)	(304)	- -
Options forfeited in previous years	(12,541)	(200)	- -
Options forfeited this year	(5,500)	(12,341)	(200)
Balance, options outstanding	133,763	130,743	117,538
Options available for grant	18,753	21,953	35,462

Borrowings and Deposits by Directors and Executive Officers. Certain directors, principal officers and companies with which they are affiliated are customers of and have banking transactions with the Bank in the ordinary course of business. As of December 31, 2001 and 2000, loans outstanding to directors, their related interests and executive officers aggregated $769,921 and $670,760, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, loans to related parties did not involve more than normal credit risk or present other unfavorable features.

A summary of the related party loan transactions during the calendar years 2001 and 2000 follows:

	Insider Loan Transactions	
	2001	2000
Balance, beginning of year	$ 670,760	$ 550,343
New loans	151,544	192,634
Less: Principal reductions	(52,383)	(72,217)
Balance, end of year	$ 769,921	$ 670,760

Deposits by directors and their related interests, as of December 31, 2001 and 2000 approximated $2,492,383 and $2,403,390, respectively.

Payments to Directors. During the calendar year 2000, approximately $312,000 was paid to a company owned by a director for renovation of the Bank's downtown facility. During calendar years 2001, 2000 and 1999, approximately $31,699, $40,700 and $11,300, respectively, was paid to related entities of two directors for products and services purchased by the Bank. Directors' fees for calendar years 2001, 2000 and 1999 amounted to $8,650, $0 and $0, respectively.

Note 15 - Concentrations of Credit

The Bank originates primarily commercial, residential, and consumer loans to customers in Bibb County, Georgia, and surrounding counties. The ability of the majority of the Bank's customers to honor their contractual loan obligations is dependent on economic conditions prevailing at the time in Bibb County and the surrounding counties.

Seventy-six percent of the Bank's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Bank's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Bank's primary market area. The other significant concentrations of credit by type of loan are set forth under Note 5.

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of its capital, or approximately $2,060,000.

Note 16 - Regulatory Matters

Various requirements and restrictions under federal and state laws regulate the operations of the Bank. These laws, among other things, require the maintenance of reserves against deposits, impose certain restrictions on the nature and terms of the loans, restrict investments and other activities, and regulate mergers and the establishment of branches and related operations. The Bank is subject to limitations under federal law in the amount of dividends it may declare. At December 31, 2001, approximately $695,000 of the Bank's retained earnings was available for dividend declaration without prior regulatory approval.

The banking industry is also affected by the monetary and fiscal policies of regulatory authorities, including the FRB. Through open market securities transactions, variations in the discount rate, the establishment of reserve requirements and the regulation of certain interest rates payable by member banks, the FRB exerts considerable influence over the cost and availability of funds obtained for lending and investing. Changes in interest rates, deposit levels and loan demand are influenced by the changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities. Pursuant to the FRB's reserve requirements, the Bank is required to maintain certain cash reserve balances either at the Bank or at the FRB. Such required reserve balances amounted to $484,000 and $244,000 at December 31, 2001 and 2000, respectively.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Bank, as of December 31, 2001, meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the Bank was considered to be Well Capitalized. There are no conditions or events since December 31, 2001 that management believes have changed the

RIVOLI BANK AND TRUST
MACON, GEORGIA
Notes to Financial Statements
December 31, 2001 and 2000

Bank's Well Capitalized category. To be categorized as Adequately Capitalized or Well Capitalized, the Bank must maintain the following capital ratios:

	Adequately Capitalized	Well Capitalized
Total risk-based capital ratio	8.0%	10.0%
Tier 1 risk-based capital ratio	4.0%	6.0%
Tier 1 leverage ratio	4.0%	5.0%

The Bank's actual capital amounts and ratios are presented in the following table:

			Minimum Regulatory Capital Guidelines for Banks					
(Dollars in thousands)	Actual		Adequately Capitalized			Well Capitalized		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2001:								
Total capital-risk-based (to risk-weighted assets):								
Bank	$ 9,181	10.2%	$ 7,213	≥	8%	$ 9,016	≥	10%
Tier 1 capital-risk-based (to risk-weighted assets):								
Bank	$ 8,054	8.9%	$ 3,606	≥	4%	$ 5,410	≥	6%
Tier 1 capital-leverage (to average assets):								
Bank	$ 8,054	6.7%	$ 4,800	≥	4%	$ 6,000	≥	5%

(Dollars in thousands)	Actual		Minimum Regulatory Capital Guidelines for Banks: Adequately Capitalized			Well Capitalized		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2000:								
Total capital-risk-based (to risk-weighted assets):								
Bank	$ 8,399	11.0%	$ 6,120	≥	8%	$ 7,650	≥	10%
Tier 1 capital-risk-based (to risk-weighted assets):								
Bank	$ 7,443	9.7%	$ 3,060	≥	4%	$ 4,590	≥	6%
Tier 1 capital-leverage (to average assets):								
Bank	$ 7,443	9.3%	$ 3,192	≥	4%	$ 3,990	≥	5%

Note 17 – Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosure about Fair Values of Financial Instruments", excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and Due from Banks and Federal Funds Sold. The carrying amounts of cash and due from banks and federal funds sold approximate their fair value.

Available-for-Sale Securities. Fair values for securities are based on quoted market prices. Fair value for FHLB stock approximates its carrying values based on its redemption provisions.

Loans. The fair values of the Bank's loans and lease financing have been estimated using two methods: (1) the carrying amounts of short-term and variable rate loans approximate fair values excluding certain credit card loans which are tied to an index floor; and (2) for all other loans, the discounting of projected future cash flows. When using the discounting method, loans are pooled in homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair values for all loans, the allowance for loan losses is subtracted from the calculated fair values for consideration of credit issues.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates the fair value.

Deposits. The carrying amounts of demand deposits and savings deposits approximate their fair values. The methodologies used to estimate the fair values of all other deposits are similar to the two methods used to estimate the fair values of loans. Deposits are pooled in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end.

FHLB Borrowings. The fair value of FHLB borrowings are estimated by discounting future cash flows using current market rates for similar types of borrowing arrangements.

Accrued Interest Payable. The carrying amount of accrued interest payable approximates the fair value.

Off-Balance Sheet Instruments. Fair values of the Bank's off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Bank until such commitments are funded. The Bank has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

The following table presents the carrying amounts and fair values of the specified assets and liabilities held by the Bank at December 31, 2001. The information presented is based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed since that point in time.

	December 31, 2001	
	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$ 4,801,347	$ 4,801,347
Federal funds sold	2,861,000	2,861,000
Securities available-for-sale	22,470,156	22,470,156
Loans, net	84,659,925	84,906,311
Accrued interest receivable	808,435	808,435
Financial liabilities:		
Deposits	$ 100,186,817	$ 100,204,514
FHLB borrowings	10,000,000	10,143,000
Accrued interest payable	925,298	925,298

Note 18 – Dividends

The sole source of funds available to pay cash dividends is from the Bank's earnings. Bank regulatory authorities impose restrictions on the amounts of cash dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. At December 31, 2001 and 2000, the amounts in the Bank's retained earnings that were available for dividend payments were $695,000 and $0, respectively. No cash dividends were paid during calendar years 2001 and 2000.

Note 19 – Subsequent Events

Effective January 1, 2002, the Bank was acquired by Rivoli BanCorp, Inc., Macon, Georgia, (the "Company"), a newly formed one-bank holding company. The acquisition was effected through the exchange of shares on the basis of one-for-one.

Directors

Name	Occupation
Ethel A. Cullinan	President and Chief Executive Officer, MedCen Community Health Foundation of Central Georgia Health System
A.V. Elliott	Owner, Elliott Machine Shop
Roy H. Fickling	Owner, Fickling & Company, Inc.
Edward H. Greene	Owner, Georgia Duplicating Products
D. Frank Gunn	Chief Executive Officer, Macon Supply Company, Inc.
Henry K. Koplin	Partner, Macon Iron, General Steel Company, Commercial Doors, Harmony Leasing, and Harmony Company
Edward P. Loomis, Jr.	Retired (former President of First Macon Bank & Trust)
J. Patrick McGoldrick	President and Chief Executive Officer of the Company and the Bank
C. Warren Selby, Jr.	Owner, Warren Associates, Inc.
F. Tredway Shurling	President, Shurling & Co.
Raymond H. Smith, Jr.	President and Chief Executive Officer, Smith, Brown & Groover, Inc.
William T. Wiley, Jr.	Senior Vice President, Industrial Relations, YKK Corporation of America

Executive Officers

Name	Position
J. Patrick McGoldrick	President and Chief Executive Officer of the Company and the Bank
Geraldine R. Bolen	Senior Vice President and Chief Financial Officer of the Company and the Bank
Melville A. Jamison, II	Executive Vice President of the Bank
Mark Bikus	Senior Vice President of Commercial Lending of the Bank
Jordan M. Michael	Senior Vice President of Commercial Lending of the Bank

Corporate Information

Main Office	5980 Zebulon Road Macon, Georgia 31210 (478) 475-5200
Annual Meeting	The Annual Meeting of Shareholders of the Company will be held Tuesday, May 21, 2002, at 9:00 a.m. at the City Club of Macon located at 355 First Street, Macon, Georgia.
Form 10-KSB	A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the SEC, is available free of charge upon written request to Geraldine R. Bolen, 5980 Zebulon Road, Macon, Georgia 31210.

Rivoli Bank & Trust

5980 Zebulon Road ◇ Macon, Georgia 31210 ◇ (478) 742-5040 ◇ Fax (478) 750-7790